Vasogen Inc.                                                    INVESTOR CONTACT

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Mississauga, ON, Canada L5L 4M1                               Investor Relations
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www.vasogen.com                                             investor@vasogen.com

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FOR IMMEDIATE RELEASE

        Vasogen Initiates Cancer Program in Chronic Lymphocytic Leukemia

Toronto, Ontario (January 9, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has initiated a clinical program to evaluate the use of its immune modulation therapy in patients with chronic lymphocytic leukemia (CLL). CLL is a serious form of cancer affecting approximately 120,000 individuals in North America and Europe. The Company is currently completing regulatory submissions to commence a clinical trial in CLL at the University of Toronto.

"In recent months, we have observed some very encouraging clinical improvements in CLL patients who received Vasogen's immune modulation therapy as an alternative to chemotherapy," commented Dr. David Spaner, clinical oncologist, University of Toronto, and principal investigator for the study. "Given that the malignant B-lymphocytes involved in CLL appear to have escaped normal immune regulation, we expect Vasogen's immune modulation therapy to provide a clinical benefit in this condition."

Chronic lymphocytic leukemia is usually characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow and lymph tissue, resulting in bone marrow dysfunction and enlargement of the lymph nodes, spleen and liver. Patients with CLL experience numerous disease-related symptoms including fatigue, weight-loss, anemia, bleeding disorders, and increased infections. High-risk CLL patients have a median survival of less than three years. At present CLL is incurable, with conventional chemotherapeutic agents being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, and increased risk of infection. Approximately US$300 million is spent annually on current therapies for CLL.

The clinical trial, designed to investigate the safety and efficacy of Vasogen's immune modulation therapy, will enroll up to 22 patients with CLL. Patients will receive one of three dosing schedules, with endpoints being measured throughout the duration of the study.

"The clinical application of our immune modulation therapy in the area of cancer represents a significant milestone for Vasogen," remarked Dr. Clive Ward-Able, Vice-President of Research and Development for Vasogen. "The trial will enable us to assess the effectiveness of our therapy in this devastating disease, for which no acceptable treatment currently exists."

In addition to CLL, Vasogen is advancing the commercial development of immune modulation therapy for the treatment of a number of autoimmune and inflammatory conditions, including psoriasis, peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury, and graft-versus-host disease.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.